Exhibit 99.1

ADDITIONAL AGM RESOLUTION & ADDENDUM TO THE NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY NOTES

Opthea Limited (ASX:OPT) gives notice that, in relation to the Notice of Annual General Meeting released to ASX on 13 September 2021 (Notice of Meeting) in respect of the Annual General Meeting (AGM) to be held at 9:00 (AEDT) on Tuesday, 19 October 2021 virtually via web.lumiagm.com/301689713, the Directors have determined to add a new Resolution 10 as set out below to the items of business to be considered by Shareholders at the Meeting. The Directors have determined to amend and supplement the information contained in the Explanatory Statement provided to Shareholders in relation to the matters set out in this Addendum to the Notice of Meeting.

Terms and abbreviations used in the Notice of Meeting have the same meaning in this Addendum to the Notice of Meeting unless otherwise updated in this Addendum to the Notice of Meeting.

IMPORTANT NOTICE

This Addendum should be read in its entirety along with the Notice of Meeting. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

IN THIS DOCUMENT YOU WILL FIND:

(a)	Addendum to notice of annual general meeting; and

(b)	explanatory notes which have an explanation of and information about, the resolution set out in the addendum notice of annual general meeting.

Enclosed separately is a proxy form with attendance and registration details.

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of Opthea Limited (Opthea or the Company), will be held on Tuesday, 19 October 2021 at 9.00am (Melbourne time).

This addendum to the Notice of Meeting (Addendum) should be read in conjunction with the Notice of Meeting, and its accompanying notes (including in relation to the required voting majorities, Directors’ recommendations and voting, voting exclusion statements, appointing the Chair as your proxy, how to vote and proxies), explanatory notes accompanying the resolutions to be put to Shareholders. If you are unable to attend the annual general meeting, please complete and return the enclosed proxy form in accordance with the specified directions (see below).

This Addendum does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with, among other things, the registration requirements of the U.S. Securities Act of 1933, as amended (Securities Act).

REPLACEMENT PROXY FORM

Enclosed with this Addendum is a new proxy form (New Proxy Form). Shareholders are advised that:

•

If you have already completed and returned the Proxy Form which was enclosed with the Notice of Meeting and you wish to have your vote counted by proxy in respect to Resolution 10, you must complete and return the New Proxy Form enclosed with this Addendum (ensuring that your directions for voting on ALL resolutions are included in the New Proxy Form, because submitting a New Proxy Form will replace your initial Proxy Form entirely).

•

If you have already completed and returned the Proxy Form which was enclosed with the Notice of Meeting and you wish to change your vote, you must complete and return the New Proxy Form enclosed with this Addendum (ensuring that your directions for voting on ALL resolutions are included in the New Proxy Form, because submitting a New Proxy Form will replace your initial Proxy Form entirely).

•

If you have already completed and returned the Proxy Form which was enclosed with the Notice of Meeting and do not wish to change your vote and do not wish to vote on Resolution 10, you do not need to take any action as the earlier submitted Proxy Form will be accepted by the Company unless you submit a New Proxy Form.

•	If you have not yet completed and returned a Proxy Form and you wish to vote on any of the Resolutions by proxy, please complete and return the New Proxy Form enclosed with this Addendum.

If you submit the New Proxy Form enclosed with this Addendum, any Proxy Form enclosed with the Notice of Meeting which has been completed by you will be disregarded. The Company reserves the right to accept Proxy Forms dispatched with the Notice of Meeting received from Shareholders in the event that a New Proxy Form enclosed with this Addendum is not provided by the relevant Shareholder.

New Proxy Forms must be received by the Company no later than 9.00am (AEST) Sunday 17th October.

IMPORTANT NOTICE REGARDING ATTENDANCE AND THE VIRTUAL MEETING

Due to the global COVID-19 pandemic, the Company has taken steps to ensure all Shareholders can participate in the meeting virtually online while maintaining their health and safety and abiding by Federal and State Government requirements and guidelines regarding COVID-19. Shareholders will not be able to attend the meeting in person.

Shareholders do not need to attend the meeting physically in order to cast their votes or to participate in the meeting. Accordingly, the Company strongly encourages all Shareholders who wish to vote to do so by:

(a) participating in the virtual meeting and casting a vote online; or

(b) appointing the Chair as their proxy (and where desired, direct the Chair how to vote on a Resolution) by completing and returning the proxy form.

ATTENDING THE MEETING ONLINE

If you choose to participate online on the day of the meeting you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your vote in real time.

To participate online you will need to visit web.lumiagm.com/301-689-713 on your smartphone, tablet or computer.

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online please view the online meeting user guide at www.computershare.com.au/virtualmeetingguide.

ADDITIONAL AGENDA ITEM

RESOLUTIONS

Election of Director – Dr Jeremy Levin (Resolution 10)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Jeremy Levin, appointed by the Board as a director of Opthea on October 5, 2020, and who will retire at the meeting in accordance with clause 57.2 of Opthea’s constitution, and being eligible, be elected as a director of Opthea.

By order of the Board 20 September 2021.

Karen Adams

Company Secretary

NOTES

REQUIRED VOTING MAJORITIES

All of the Resolutions require a simple majority of the eligible votes cast by Shareholders present and voting at the meeting, whether in person, by proxy or attorney, or in the case of corporate Shareholders or proxies, by a natural person representative, to be cast in favour of the relevant Resolution.

DIRECTORS’ RECOMMENDATIONS AND VOTING

Resolution 10 – Election of Director – Dr Jeremy Levin

The Board (Dr Levin abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 10.

APPOINTING THE CHAIR AS YOUR PROXY

If you appoint the Chair of the meeting as your proxy and you do not specify how the Chair is to vote on a Resolution, the proxy appointment expressly authorizes the Chair to exercise the proxy even if the Resolution may be connected directly or indirectly with the remuneration of a member of the KMP of the Company.

The Chair intends to vote all available and undirected proxies in favour of all Resolutions, subject to the above voting exclusions. In exceptional circumstances the Chair’s intentions may change subsequently. If there is a change to how the Chair intends to vote undirected proxies, the Company will make an immediate announcement to ASX stating that fact and explaining the reasons for the change.

Please note that Dr Levin will not Chair the meeting when it is considering this Resolution 10.

ATTENDANCE

The meeting will be held via an online platform provided by Opthea’s share registrar, Computershare Investor Services Pty Limited (Computershare) at web.lumiagm.com/301-689-713, which will provide a reasonable opportunity for Shareholders to participate. Shareholders attending the meeting via the online platform will be able to hear any discussion, submit written questions and vote. We will endeavour to address appropriate questions at the meeting.

We strongly recommend that Shareholders who wish to participate log in to the online portal at least 15 minutes prior to the scheduled start time.

More information regarding virtual attendance at the meeting (including how to vote and ask questions) is available at www.computershare.com.au/virtualmeetinggui de.

HOW TO VOTE

Shareholders can vote at the meeting:

(a)	through the online platform; or

(b)	by appointing a proxy (see below).

Voting entitlements

Opthea has determined that for the purposes of voting at the meeting or at any adjourned meeting, Shares will be taken to be held by those persons recorded on the register of members at the Voting Entitlement Time (as specified below).

Voting Entitlement Time

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), all securities of the Company that are quoted on ASX at 7pm (Melbourne time) on Sunday 17 October 2021 (the Voting Entitlement Time), are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the meeting on Tuesday, 19 October 2021.

All resolutions will be by poll

Each resolution considered at the meeting will be conducted by a poll, rather than on a show of hands.

Joint holders

When joint holders are named in the register of members only one joint holder may vote. If more than one of the joint holders is present at the meeting, only the person whose name appears first in the register of members will be entitled to vote. If more than one holder votes at the meeting, only the vote of the first named of the joint holders in the register of members will be counted.

Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting and can vote through the online platform.

Voting by corporate representative

Corporate Shareholders or proxies wishing to vote by corporate representative should:

(a)	obtain an appointment of corporate representative form from Computershare;

(b)	complete and send the form in accordance with the instructions on the form.

PROXIES

1.	A Shareholder entitled to attend and vote at the meeting has a right to appoint not more than two proxies to attend and vote in the Shareholder’s place.

2.	The proxy need not be a Shareholder of the Company. A proxy may be an individual or a body corporate.

3.

A Shareholder who is entitled to cast two or more votes may appoint up to two proxies to attend and vote at the meeting and, in the case of such an appointment, should specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

4.	Where a Shareholder appoints two proxies, on a poll each proxy may only exercise votes in respect of those Shares or voting rights the proxy represents.

5.	A proxy may decide whether to vote on an item of business, except where the proxy is required by law or the constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may only vote on the item as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

6.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a poll and the relevant Shares will not be counted in calculating the required majority on a poll.

7.

Shareholders who intend to appoint the Company’s Chair as proxy (including an appointment by default) should have regard to the information above under the heading ‘Appointing the Chair as your proxy’.

8.	The proxy form included in this Notice must be signed by the Shareholder or the Shareholder’s attorney and, in the case of a joint holding, by each of the joint holders.

9.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chair may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea.

10.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the member votes on a Resolution, the proxy must not vote as the member’s proxy on that Resolution.

11.	To be valid, a proxy form signed under a power of attorney or other authority (if any) must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

12.

Proxies given by a corporation must be signed either under seal or under the hand of a duly authorized attorney. In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by two directors or a director and a company secretary, or for a proprietary company that has a sole director who is also a company secretary, that sole director.

13.	If a body corporate is appointed as proxy, please write the full name of that body corporate (e.g. Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

(a)	appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act; and

(b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

14.

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form in accordance with the instructions on the form so that it is received prior to9.00am Melbourne time on Sunday, 17 October 2021 by:

(a)	online voting at:

www.investorvote.com.au;

(b)	intermediary online subscribers only (custodians), submit your voting intentions via

www.intermediaryonline.com;

(c)	post in the reply-paid envelope provided, to:

Opthea Limited

C/– Computershare Investor Services Pty Limited

GPO Box Reply Paid 242 Melbourne,

Victoria, 3001; or

(d)	fax, to:

Opthea Limited

C/– Computershare Investor Services

Pty Limited

on 1800 783 447 (within Australia) or;

+61 3 9473 2555 (outside Australia).

RECORDING DEVICES

In the absence of special permission, the Chair will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off.

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

1.

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders as a whole to ask questions about or to make comments upon the management of the Company including the remuneration report and the Resolutions at the meeting.

2.

Shareholders may also provide written questions to the Company to be submitted no later than 9am (Melbourne time) on Monday, 11 October 2021, and should be submitted to: OPT2021AGM@computershare.com.au

3.

Any Shareholders who would like to submit a written question to Opthea’s auditor, Deloitte Touche Tohmatsu (Auditor), in relation to its conduct of the external audit of the Company’s financial statements for the year ended 30 June 2021, or the content of its audit report, may do so:

(a)	by mail or delivery to:

Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria, 3001, Australia; or

(b)	by email to:

OPT2021AGM@computershare.com.au

4.	Written questions to the Auditor must be received by no later than 9am (Melbourne time) on Monday, 11 October 2021.

5.

The Auditor may answer relevant submitted questions at the meeting or may table a written answer to those questions at the meeting. Any written answers tabled will be made available as soon as practicable after the meeting by posting them on the Company’s website.

DEFINITIONS

Words that are defined in the Glossary have the same meaning when used in this Notice unless the context requires, or the definitions in the Glossary provide, otherwise.

EXPLANATORY NOTES

These explanatory notes accompany and form part of, and should be read together with, the Notice.

The Corporations Act requires the financial report (which includes the financial statements and Directors’ declaration), the Directors’ report and Auditor’s report to be laid before the annual general meeting. There is no requirement either in the Corporations Act or Opthea’s constitution for Shareholders to approve the financial report, the Directors’ report or the Auditor’s report. Rather, the purpose of presenting the reports is to give Shareholders an opportunity at the meeting to ask questions and to make comments on these reports.

Time will be allocated in the annual general meeting to deal with any business that may legally be brought before the annual general meeting in accordance with Opthea’s constitution and the Corporations Act.

RESOLUTION 10

Election of Director – Dr Jeremy Levin

Dr Jeremy Levin was appointed non-executive Director of Opthea in October 2020 and is Chairman of Board.

Dr Jeremy Levin was appointed as a non-executive Director of Opthea on 5 October 2020. Dr Levin retires at this meeting as required pursuant to clause 57.2 of Opthea’s constitution which states that a Director appointed by the Directors under clause 57.1 will hold office until the end of the next annual general meeting of the Company. Being eligible, Dr Levin offers himself for election as a Director.

(a) Biography

Mr Jeremy Levin

Dr. Jeremy Levin has served as the Chairperson of the board of directors since October 2020. Since 2015 Jeremy has served as the Chief Executive Officer of Ovid Therapeutics Inc., and since 2014, as the chairperson of the board of directors, of Ovid. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol-Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the executive committee at Bristol-Myers Squibb Company. Dr. Levin earned a B.A. in Zoology, a MA in Cell Biology and a D.Phil. in Chromatin Structure, all from University of Oxford, and a MB BChir from the University of Cambridge.

(b) Other current directorships

Ovid Therapeutics Inc (NASDAQ)

(c) Independence

Dr Levin is not considered to have any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect his capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Dr Levin is an independent Director.

Recommendation

The Board (Dr Levin abstaining) unanimously supports the re-election of Dr Levin as a Director and recommends that all Shareholders vote in favour of Resolution 10.

GLOSSARY

Addendum means this document.

associate has the meaning given to it in the Listing Rules.

ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it.

Board means the board of Directors.

Chair means the person appointed to chair the Company’s meeting. The Company intends to appoint Mr Jeremy Levin, the Company’s current non-executive chair, to act as chair at this meeting (other than in respect of the consideration of Resolution 10).

Company or Opthea means Opthea Limited ACN 006 340 567.

Corporations Act means Corporations Act 2001 (Cth).

Directors means the directors of the Company and Director means any one of them.

Glossary means this glossary.

KMP means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise).

Listing Rule or ASX Listing Rule means the official listing rules of ASX.

Meeting means the meeting of the Company convened by the Notice of Meeting.

Notice of Meeting means the notice of annual general meeting dated 13 September 2021.

Resolution means a resolution set out in this Notice.

Share means a fully paid ordinary share of the Company.

Shareholder means a holder of at least one Share.

If you have any questions about the meeting, the Resolutions to be put to Shareholders or the proposals being considered, please contact the Company Secretary, Karen Adams on +61 3 9826 0399.